

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Maher Al-Haffir
Executive Vice President of Finance and Chief Financial Officer
CEMEX S.A.B. de C.V.
Avenida Ricarda Margáin Zozaya #325
Colonia Valle del Campestre, Garza García
Nuevo León, México 66265

> **Re: CEMEX S.A.B. de CV**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 1-14946**

Dear Maher Al-Haffir:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Risk Factors, page 8

1. We note your disclosure on page 30 that your ability to repay debt and pay dividends "depends on the continued transfer to it of dividends and other income and funds from its subsidiaries" and that the ability of your "subsidiaries to pay dividends and make loans and other transfers to it is generally subject to various regulatory, legal and economic limitations." Please explain to us your consideration of the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X to your filing.

Our Strategic Priorities, page 57

2. We note that you quantify consolidated EBITDA margin on page 58 without presenting a comparative IFRS measure with equal or greater prominence and that you have not reconciled the measure to IFRS. Please revise future filings to present the IFRS measure with equal or greater prominence and reconcile the measure to IFRS. Refer to

Item 10(e)(1)(i) of Regulation S-K and Questions 102.10(a) and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Operating and Financial Review and Prospects
Overview, page 148

3.   We note that you present a "Continuing operations" revenues line item in the table on page 149 and a similar line item called "Revenues from continuing operations before eliminations resulting from consolidation" in the table on page 169. Considering these revenue amounts include intracompany revenues, they appear to represent individually tailored non-IFRS measures. Accordingly, please remove these line items from future filings. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021, page 167

4.   We note that your results of operations disclosures predominantly discuss segment revenues inclusive of intragroup amounts, or "before eliminations resulting from consolidation." Considering revenues inclusive of intragroup amounts appear to represent individually tailored non-IFRS measures pursuant to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, please tell us why you believe it is appropriate to disclose such measures. Ensure that you revise your disclosures in future filings to present and discuss segment revenues from external customers. To the extent you wish to discuss segment intragroup revenues, consider providing a separate discussion of such amounts.

5.   We note that the second and third sentences of footnote (1) on pages 168, 188, 190, and at the top of page 170 discuss variations in local currency terms for purposes of a reporting segment consisting of a region. Please clarify for us what this statement means and revise your disclosures accordingly.

Sources and Uses of Cash, page 209

6.   Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Notes to the Consolidated Financial Statements
4.2) Discontinued Operations, page F-31

7.   We note that you have classified several disposed businesses within discontinued operations. Tell us in sufficient detail how the dispositions qualified for discontinued

operations classification pursuant to IFRS 5.32. In particular, explain how you determined the disposals represented separate major lines of business or geographical area. Per the table on page F-32, we note that revenues of all discontinued operations on a combined basis were not material to consolidated revenues.

<u>4.3) Selected Financial Information by Reportable Segment and Line of Business, page F-32</u>

8. Although you disclose that your operations are organized in four regions each under the supervision of a regional president, it appears that the individual countries and combined "rest of" countries listed in your segment tables represent your reportable segments. Please revise your disclosures to clearly identify your reportable segments. Pursuant to IFRS 8.22(a), also disclose whether operating segments have been aggregated to form any reportable segments.

9. Please tell us if your chief operating decision maker uses both "Operating EBITDA" and "Operating earnings before other expenses, net" in assessing segment performance and deciding how to allocate resources.

10. You disclose on page F-33 that certain countries have been aggregated into a reportable segment due to "similar regional and economic characteristics and/or materiality." Please tell us how your aggregation policy complies with IFRS 8.14, which allows for combining operating segments that do not meet the quantitative thresholds with others that do not meet the quantitative thresholds to produce a reportable segment only if the operating segments have similar economic characteristics and share a majority of the aggregation criteria in IFRS 8.12. As currently worded, your disclosure suggests that an immaterial operating segment may be combined with one that does not share similar economic characteristics and a majority of the aggregation criteria, or with another immaterial operating segment, solely due to immateriality.

11. Pursuant to IFRS 8.28, revise your segment tables on pages F-33 and F-34 in future filings to provide a total for your reportable segments and reconcile such totals to the corresponding consolidated amounts. Please note that the "Others" category presented under IFRS 8.16 should not be included in the reportable segment totals.

12. We note that your tables on pages F-33 and F-34 combine amounts from continuing operations and discontinued operations, including revenues. Please note that it generally is not appropriate to present non-IFRS measures combining the amounts of continuing and discontinued operations. Accordingly, confirm that you will refrain from presenting such non-GAAP measures in future filings. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

13. We note that your "Others" category represents a material portion of "Revenue (including intragroup transactions)." Pursuant to IFRS 8.16, please disclose the sources of the revenues included within this category. In particular, disclose the specific nature of the intragoup revenues.

16) Goodwill and Intangible Assets, Net, page F-50

14. For cash-generating units ("CGUs") at risk of impairment, such as your United States and Spain operating segments discussed on page F-55, disclose pursuant to IAS 36.134(f)(i) the amount by which each CGU's recoverable amount exceeds its carrying amount.

19) Pensions and Post-Employment Benefits, page F-74

15. We note your disclosure on page F-78 that you participate in multiemployer defined benefit pension plans. Please tell us and disclose your accounting policy for multiemployer pension plans. Also provide the disclosures required by IAS 19.33(b).

Note 21.2) Other Equity Reserves and Subordinated Units, page F-88

16. We note your disclosure on page F-89 that you issued $1 billion of 5.125% subordinated notes with no fixed maturity date and determined that the notes qualify as equity instruments under applicable IFRS. Please tell us in sufficient detail how you determined the notes should be classified within stockholders' equity. Within your response, tell us the business purpose of the arrangement and what benefits, if any, accrue to the noteholders.

22) Executive Share-Based Compensation, page F-91

17. Please provide all relevant disclosures required by paragraphs 44 through 52 of IFRS 2. If you believe certain disclosures are not material for disclosure, please tell us how you arrived at such determination.

23) Earnings (Loss) Per Share, page F-92

18. We note your disclosure that the number of diluted shares resulting from your executive stock-based compensation programs is determined using the inverse treasury method. Please clarify for us how you calculate diluted shares under the inverse treasury method. Also tell us why you do not use the treasury share method and how you determined the inverse treasury method was appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing